Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 15, 2022 which includes an explanatory paragraph as to Belite Bio, Inc’s ability to continue as going concern, with respect to the consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ deficit, and cash flows of Belite Bio, Inc and Subsidiaries for the year ended December 31, 2021, and the related notes appearing in Belite Bio, Inc’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

We were dismissed as auditors on December 12, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in this Registration Statement for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York

September 30, 2024